File Reference 82-34868

05011965

RECEIVED
2005 OCT 24 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX / NZX 17 OCTOBER 2005

Fisher & Paykel a UK 'CoolBrand'

SUPPL

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

The global organisation that promotes itself as the independent arbiter on branding – SuperBrands – has released the United Kingdom's much anticipated *CoolBrand Leaders* for 2005, and making the list for the first time is intelligent appliance brand, Fisher & Paykel.

CoolBrand Leaders are brands that have become extremely desirable amongst style leaders and key influencers. Selected by a voluntary council of independent experts appointed by the SuperBrands organisation, the council members are well qualified to judge which brands are worthy of the title of the United Kingdom's 'coolest'.

While Fisher & Paykel is a household name in its homelands of New Zealand and Australia, the brand is relatively new to the UK. Fisher and Paykel Appliances has carved a name for itself as one of the most innovative household appliance manufacturers worldwide, and proudly claim many 'world firsts'.

Awarding Fisher & Paykel *CoolBrand Leader* status, the council said the brand was 'renowned for pushing the boundaries of conventional design for household appliances.'

'It seeks fresh and dynamic ways to produce appliances turning conventional thinking on its head. It is a brand, which prides itself on catering for the modern consumer delivering intelligent and technologically superior products.'

'Fisher & Paykel's appliances are recognised for their inherent pioneering spirit and have achieved a successful marriage of highly practical appliances with cutting-edge chic design. It is this formula which has given Fisher & Paykel the highly acclaimed accolade of CoolBrand 2005 for the first time' (abstracted from the CoolBrand Leaders Council Judgement).

Fisher & Paykel Appliances' Sales and Marketing Manager for the UK, Richard St John, said being granted *CoolBrand* status will give the brand an advantage in the marketplace in the UK where the Company is working hard to develop a brand presence. "We're over the moon to have our brand make the *CoolBrand Leader's* list for 2005," he said.

"We have a range of highly intelligent products which set us apart from our competitors, and it's this platform of innovation which has seen us introduce consumers to new ways of managing domestic tasks, like washing dishes. The *DishDrawer* dishwasher in a drawer is still unique in the market – there is

nothing else like it. The two-drawer dishwasher that can simultaneously clean glassware on a gentle cycle in one drawer, while a heavy-duty cycle takes care of pots and pans in the other, has cemented our reputation internationally as 'innovators'.

"We aim to create appliances which take the hard work out of domestic duties – *'less work, more play'* – is our motto. Our family of DishDrawer dishwashers and Active Smart refrigerators are designed to perform to optimum standards using minimal water and energy. Inherent in all our appliances is in-built intelligence, which is monitoring and continually adjusting operating parameters in accordance to usage patterns. We think we're a cool brand, and we're glad the experts agree with us," said Richard.

For further information on the 2005 CoolBrand Leaders, visit www.superbrands.org/uk.
For further information on Fisher & Paykel's range, visit www.fisherpaykel.com

Contact: **Brian Nowell**
Fisher & Paykel Appliances
+64 (9) 273 0600